Issuer Free Writing Prospectus

Relating to Prospectus dated June 24, 2026

Filed Pursuant to Rule 433

Registration Statement No. 333-276069

4Front Ventures Announces Brokered Offering of Up to C$5,000,100 of Units

PHOENIX, Arizona, June 26, 2024 – 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” of the “Company”), a vertically integrated, multi-state cannabis operator and retailer, is pleased to announce that it has entered into an agreement with Eight Capital (the “Lead Agent”), as lead agent and sole bookrunner, on behalf of a syndicate of agents to be formed (collectively with the Lead Agent, the “Agents”) to act as agents on a “best efforts” basis to sell up to 47,620,000 units of the Company (the “Units”) at a price of C$0.105 per Unit (the “Offering Price”) for gross proceeds of up to C$5,000,100 (the “Offering”).

Each Unit will consist of one class A subordinate voting share in the capital of the Company (a “SVS”) and one SVS purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional SVS (a “Warrant Share”) for a period of 60 months following the closing of the Offering at an exercise price of C$0.13 per Warrant Share. Subject to the listing requirements of the Canadian Securities Exchange (the “CSE”), it is the intention of the Company to have the Warrants listed on the CSE upon closing of the Offering.

The Company has granted the Agents an option to offer for sale up to an additional 15% of the Units, at the Offering Price, exercisable in whole or in part at any time for a period of up to 48 hours prior to the closing date of the offering (the “Agents’ Option”).

The Units are being offered and sold in this Offering pursuant to the Company’s shelf registration statement on Form S-3 (No. 333-276069) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2024 and accompanying prospectus of the same date, as further supplemented by the preliminary prospectus supplement, dated June 26, 2024 (collectively, the “U.S. Prospectus”), and pursuant to the listed issuer financing exemption from Canadian prospectus requirements under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “Listed Issuer Financing Exemption”).

The Units offered under the Listed Issuer Financing Exemption will not be subject to resale restrictions pursuant to applicable Canadian securities laws. There is an offering document that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at - https://4frontventures.com/life-offering/. Prospective investors should read this offering document before making an investment decision.

The closing of the Offering is subject to receipt of all necessary regulatory approvals, including the approval of the CSE. The closing of the Offering is expected to occur on or about July 10, 2024, or such other date as agreed to by the Company and the Agents.

The net proceeds of the Offering will be used to purchase equipment, inventory, cultivation inputs, and additional retail licenses and complete the buildout of the Company’s new retail locations.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of securities, in any U.S. state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such U.S. state or jurisdiction. Prospective U.S. investors should read the U.S. Prospectus (including the documents incorporated by reference therein) for more complete information about the Offering and the Company, including information about the risks associated with investing in the Company. Copies of the U.S. Prospectus can be obtained by emailing the Company at IR@4frontventures.com. You may also obtain copies of these documents free of charge when they are available by visiting the SEC’s EDGAR website at www.sec.gov/edgar.

About 4Front Ventures Corp.

4Front is a national, vertically integrated multi-state cannabis operator with operations in Illinois and Massachusetts and facilities in Washington.

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking information. In addition, and without limiting the generality of the foregoing, this news release contains forward-looking information regarding: the potential Offering, the use of proceeds of the Offering, the anticipated closing date of the Offering, the exercise of the Agents’ Option, the approvals required for the Offering, including CSE acceptance of the Offering and the listing of the Warrants, and the size of the Offering.

There can be no assurance that such forward-looking information will prove to be accurate. Actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects 4Front’s current beliefs and is based on information currently available to 4Front and on assumptions 4Front believes are reasonable. These assumptions include but are not limited to: market acceptance of the Offering; CSE acceptance of the Offering; and expectations concerning prevailing commodity prices, exchange rates, interest rates, and tax laws.

Forward looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of 4Front. Such risks and other factors may include, but are not limited to: general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals, including CSE acceptance; the actual results of future operations; general economic, political, market and business conditions; competition; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labour or loss of key individuals. A description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in 4Front’s disclosure documents on the SEDAR+ website at www.sedarplus.ca and the SEC’s

EDGAR website at www.sec.gov/edgar. Although 4Front has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur.

Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of 4Front as of the date of this news release and, accordingly, is subject to change after such date. However, 4Front expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

4Front Investor Contact

Andrew Thut

Chief Executive Officer

IR@4frontventures.com

(602) 428-5337

4Front Media Contact

pr@4frontventures.com